Exhibit 99.2

Wipro Limited - Proof 4 20-Apr-26

JPMorgan Chase Bank, N.A., Depositary

PO Box 64873 Saint Paul MN 55164-0873

WIPRO LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING EQUITY SHARES OF

WIPRO LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN

Res. 1	☐	☐	☐

Res. 2	☐	☐	☐

Res. 3	☐	☐	☐

Address change ☐ Mark box, sign and indicate changes/comments below:	Sign below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Wipro Limited - Proof 4 20-Apr-26

AGENDA

Resolutions – To approve the:

1.	Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of Wipro Limited (the “Company”) for a second term of 5 years w.e.f. July 1, 2026;

2.	Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026; and

3.	Buyback of equity shares of the Company.

Wipro Limited

JPMorgan Chase Bank, N.A., Depositary

PO Box 64873 Saint Paul MN 55164-0873	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the last day for voting for the postal ballot of Wipro Limited (the “Company”) is on Thursday, May 21, 2026, for the purpose set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote in respect of the Equity Shares represented by your ADRs FOR or AGAINST the Resolutions proposed, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. Eastern Time, May 18, 2026. Only the registered holders as of record date at the close of business on April 20, 2026, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, as on the record date of April 20, 2026, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote in respect of the underlying Equity Shares of the Company represented by such ADRs on the Resolutions.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary.

Please visit the Company’s website, https://www.wipro.com/investors/buy-back/ to view and download the notice for postal ballot which also contains an explanatory statement with respect to the Resolution that is up for voting through the postal ballot route and for additional information to ADR holders relating to procedures, Tax Disclosures, and Limitations of Liability.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m. Eastern Time, May 18, 2026.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.